March 10, 2010	Standard & Poor's Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER COMMENCES 6,000 METRE DRILL PROGRAM AT TOPIA MINE

GREAT PANTHER SILVER LIMITED (TSX: GPR; the "Company") is pleased to report that a 6,000 metre surface drill program has begun at the Topia Mine in Durango, Mexico. The program is part of the 65,000 metre drilling campaign announced by the Company (Sept. 16, 2009) that aims to build Great Panther's resource base to approximately 40 million silver equivalent ounces by 2012.

A priority for the drilling will be to provide for additional mineral resources to direct mine development and expansion decisions over the next several years. As such, 65% of the drilling will focus on strike and depth extensions of veins with high silver grades. There are also numerous segments of known veins on the Topia Mine property that are under-explored, and with minimal drilling may be upgraded to viable exploitation targets. The 6,000 metre core drilling program is expected to take approximately four months to complete. A new mineral resource update is scheduled for completion by September 2010 and is expected to include estimates for 4 to 5 new vein segments, to complement the mineral resource on the Argentina vein (see July 21, 2009 news release).

The priority targets to guide development over the next several years will be the Recompensa vein (Recompensa Mine), Cantarranas vein (Hormiguera and Descubridora Mines), La Prieta vein (La Prieta Mine), Madre Alto veins (El Ochenta Mine), San Gregorio vein (San Gregorio Mine), and the El Rosario vein (El Rosario Mine). Many of the drill holes targeted at the above mines will be within 50 metres below and 100 metres along strike of present development. In all, approximately 55 core holes will be completed in the drill campaign.

Various under-explored targets include the 1,500 metre eastern extension of the Argentina vein (El Condor and Manzanillas areas), the upward extension of the Don Benito vein between 1,650 and 1,750 metres elevation in an area of historical workings, and the Hipolito and La Dura veins (Las Trancas area). The drilling will be completed by HD Drilling of San Luis de Potosi, Mexico using a man-portable hydra-core rig to provide easier access on the steep mountain terrain around Topia. With a few exceptions, the drill holes will all be less than 200 metres in length.

Mineral resource estimations will commence on all viable areas upon the completion of drilling. Added mineral resources will play an important role in the Company's plans to increase production by 20% per year from 2010 to 2012. Dependent upon drill results, the Company foresees mineral resource estimations for another four to five Topia area mines by September 2010.

Topia operations produced 661,000 silver equivalent ounces (Ag Eq Oz) in 2009 from processing 30,000 tonnes of ore grading more than 500 grams per tonne silver. It reported measured and indicated resources totaling 5,458,218 Ag Eq Oz and Inferred Resources of 5,692,957 Ag Eq Oz. Topia production is planned to increase to 1.1 million Ag Eq Oz within three years with the expected increase in mineral resources.

Robert F. Brown, P Eng. and Vice President of Exploration for the Company is the Qualified Person for the Topia Mine, under the meaning of NI 43-101. A full QA/QC program will be followed including the regular insertion of splits, blanks, and standards into the core sampling sequence. Aspects of all mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company's website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

"Robert A. Archer"

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.